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                                                                     EXHIBIT 4.1

                               16TH SEPTEMBER 2002

                                  AMERSHAM PLC

                                 PETER LOESCHER

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                                SERVICE AGREEMENT

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                                    CONTENTS

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CLAUSE                                                                                               PAGE
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1.       DEFINITIONS...............................................................................    2

2.       TERM AND JOB DESCRIPTION..................................................................    2

3.       DUTIES....................................................................................    3

4.       SALARY....................................................................................    3

5.       INCENTIVES................................................................................    4

6.       EXPENSES..................................................................................    4

7.       COMPANY CAR...............................................................................    5

8.       PENSION...................................................................................    5

9.       INSURANCE.................................................................................    5

10.      HOLIDAY...................................................................................    6

11.      OTHER BENEFITS............................................................................    6

12.      SICKNESS AND OTHER INCAPACITY.............................................................    7

13.      OTHER INTERESTS...........................................................................    7

14.      SHARE DEALING AND OTHER CODES OF CONDUCT..................................................    7

15.      INTELLECTUAL PROPERTY.....................................................................    8

16.      DISCIPLINARY AND GRIEVANCE PROCEDURES.....................................................    9

17.      TERMINATION...............................................................................    9

18.      SUSPENSION AND GARDENING LEAVE............................................................   12

19.      RESTRAINT ON ACTIVITIES OF EXECUTIVE AND CONFIDENTIALITY..................................   13

20.      POST-TERMINATION COVENANTS................................................................   13

21.      EXECUTIVE'S POSITION AS DIRECTOR..........................................................   16

22.      WAIVER OF RIGHTS..........................................................................   16

23.      DATA PROTECTION...........................................................................   16

24.      EMAIL AND INTERNET USE....................................................................   17

25.      CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999..............................................   17

26.      MISCELLANEOUS.............................................................................   17
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THIS AGREEMENT is made on 17th September 2002

BETWEEN

(1) AMERSHAM PLC a company which has its registered office at Amersham Place, Little Chalfont, Buckinghamshire, HP7 9NA (the COMPANY); and

(2) PETER LOESCHER whose address for service is Lovells, 65 Holborn Viaduct, London EC1A 2DY (the EXECUTIVE)

IT IS AGREED as follows:-

1.       DEFINITIONS

In this Agreement the following expressions shall have the following meanings:

BOARD means the board of directors of the Company or a duly constituted committee of the board of directors;

EFFECTIVE DATE means to be agreed 2002;

EMPLOYMENT means the Executive's employment in accordance with the terms and conditions of this Agreement;

GROUP COMPANY means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 Companies Act
1985);

RECOGNISED INVESTMENT EXCHANGE means an exchange which is the subject of a recognition order made, or treated as having been made (under Regulation 9 of the Financial Services and Markets Act 2000 (Recognition Requirements for Investment Exchanges and Clearing Houses) Regulations 2001) by the Financial Services Authority under section 290 or 292 of the Financial Services and Markets Act 2000;

WORKING HOURS has the meaning given to it by clause 3.2.

2.       TERM AND JOB DESCRIPTION

2.1 The Executive shall be employed by the Company as President Amersham Health or in such other capacity, consistent with his status and seniority, to which he may be lawfully assigned by the Board from time to time and shall be a member of the Board.

2.2      The Employment shall begin on the Effective Date.

2.3 Subject to clauses 2.4 and 17, the Employment will continue until terminated by the Company giving to the Executive 12 months' written notice or by the Executive giving to the Company 6 months' written notice.

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2.4      The Employment will terminate automatically on the Executive's 63rd birthday.

3.       DUTIES

3.1      During the Employment, the Executive will:-

(a) diligently perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the Board, whether such duties or powers relate to the Company or any other Group Company;

(b) comply with all directions lawfully and properly given to him by the Board;

(c) unless prevented by sickness, injury or other incapacity, or unless previously agreed in writing by the Board, devote the whole of his time, attention and abilities during his Working Hours to the business of the Company or any other Group Company for which he is required to perform duties;

(d) promptly provide the Board with all such information as it may require in connection with the business or affairs of the Company and of any other Group Company for which he is required to perform duties.

3.2 The Executive shall conform to such hours of work as may from time to time reasonably be required of him as to be consistent with his appointment.

3.3 The Executive agrees that Regulation 4(1) of the Working Time Regulations 1998 does not apply to him because the specific characteristics of the activity in which he is engaged mean that the duration of his working time is not measured or predetermined or can be determined by the Executive.

3.4 The Executive's normal place of work is the Company's principal UK office from time to time or such other location within the UK at which the Company may from time to time require the Executive to base himself.

3.5 The Executive agrees to travel (both within and outside the UK) as may be required for the proper performance of his duties under the Employment.

4.       SALARY

4.1 The Executive's annual basic salary is L450,000 (less any required deductions). The salary will be reviewed annually during the Employment, with the first review to take place in April 2003. However, no salary review will be undertaken after notice has been given by either party to terminate the Employment. The Company is under no obligation to increase the Executive's salary following a salary review, but will not decrease it.

4.2 The Executive's salary will accrue on a daily basis, and will be payable in equal monthly instalments on or about the 15th of each month.

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4.3      The Executive's salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of the Company or of any other Group Company.

5.       INCENTIVES

5.1 The Executive may, in the absolute discretion of the Board, be invited to participate in the Company's Directors' Bonus Scheme (the SCHEME). If the Executive is invited to participate in the Scheme, the amount of any bonus will be dependent on the rules of the Scheme and the targets set by the remuneration committee of the Board (the REMUNERATION COMMITTEE). An amount of up to 150% of the Executive's basic annual salary (as at the end of the Company's financial year to which the bonus relates) shall be payable to the Executive. On target performance in any year will produce a bonus of 100% of the Executive's basic salary. Payments under the Scheme are non-pensionable and will be paid less any required deductions. One third of any payment will be in the form of shares of Amersham plc to which the Executive will become entitled over a period of up to 3 years (RESTRICTED SHARES).

5.2 The Company will pay the Executive the amount of bonus, if any, that he would have received, but did not receive as a result of commencing employment with the Company, from his previous employer for the period up to the Effective Date.

5.3 The Executive may, in absolute discretion of the Board, be invited to participate in the Company's Executive Share Option Scheme (ESOS). If, on termination of the Employment, whether lawfully, unlawfully or in breach of contract, the Executive loses any of the rights or benefits under any such plan or scheme (including rights or benefits which the Executive would not have lost had the Employment not been terminated) the Executive shall not by reasons of this Agreement be entitled, by way of compensation for loss of office or otherwise howsoever, to be compensated for the loss of any rights or benefits under any such plan or scheme. If invited to participate in the ESOS, the Executive will be eligible for the grant of options subject to and in accordance with the rules of the ESOS.

5.4 On commencement of employment, the Executive will be awarded share options under the ESOS with a nominal value of L1.8 million, Restricted Shares with a nominal value of L450,000 and a payment of (euro)500,000 in cash. In March 2003 the Executive will be awarded share options under the ESOS with a nominal value of L0.9 million.

5.5 For the year 2002, the Company will pay the Executive, in March 2003, the target annual bonus for which the Executive was eligible with his previous employer, to the extent that it is not actually paid by his previous employer.

6.       EXPENSES

The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by the Executive in the course of his

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Employment subject to production of receipts or other appropriate evidence of payment.

7.       COMPANY CAR

7.1 During the Employment, the Company will provide the Executive with a car of a type and age appropriate to his status and responsibilities (with a monthly lease value based on a 7-series BMW or Mercedes S Class or such higher amount as agreed from time to time). The Company will bear the cost of taxing, insuring, repairing and maintaining the car as well as the cost of petrol for business and private mileage. The Executive will take good care of the vehicle and will ensure that the provisions and conditions of the Company's car policy from time to time and any policy of insurance relating to the car are complied with in all respects.

7.2 As an alternative to 7.1 the Company may elect to pay the Executive a car allowance of L12,000 (to be reviewed) per annum (less any required deductions) or such higher amount as may be agreed from time to time which will be paid in equal monthly instalments with the Executive's salary. The car allowance will be non-pensionable.

8.       PENSION

8.1 The Executive is entitled to join the Amersham plc pension scheme (the SCHEME) subject to the terms and conditions of the trust deed and rules governing the Scheme from time to time in force, except that the Executive's accrual of pension shall be at the rate of 1/30th of pensionable salary per annum, and to any Inland Revenue or other applicable limits.

8.2 The Company will contribute, for the Executive's benefit, to the Amersham Funded Unapproved Retirement Benefit Scheme (FURBS), subject to and in accordance with its rules and conditions (as may be amended from time to time) or another pension arrangement of the Executive's choice subject to and in accordance with its rules and conditions (as may be amended from time to time), such that the Company's annual contribution for the Executive's benefit to the Amersham FURBS or another pension arrangement of the Executive's choice (in respect of which the Executive agrees to be responsible for all establishment costs) will be equal to 40 per cent of the proportion of the Executive's basic salary which exceeds the permitted maximum (as defined in section 592 of the Income and Corporation Taxes Act 1988) in the tax year of assessment in question (EARNINGS CAP).

8.3      A contracting-out certificate is in force in respect of the Employment.

9.       INSURANCE

During the Employment, subject to the Executive satisfying such medical requirements as the relevant insurance provider may from time to time specify and subject to the Executive's age or health not being such as to prevent cover being

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obtained without exceptional conditions or unusually high premiums, the Company will:

(a) pay for the benefit of the Executive his wife and any dependent children under the age of 21 subscriptions to the Company's private medical expenses insurance arrangements for the time being in force;

(b) pay for the benefit of the Executive subscriptions to the Company's permanent health insurance arrangements for the time being in force; and

(c) pay for the benefit of the Executive subscriptions to the Company's life assurance arrangements for the time being in force (currently, a lump sum of four times the Executive's basic salary which exceeds the Earnings Cap).

10.      HOLIDAY

10.1 The Executive is entitled to 28 working days' paid holiday per calendar year during his Employment (plus bank and public holidays in England), to be taken at a time or times convenient to the Company. The right to paid holiday will accrue pro-rata during each calendar year of the Employment.

10.2 Up to a maximum of 5 days' accrued but untaken holiday may be carried forward to the next calendar year. Subject to clause 10.3 the Executive has no entitlement to be paid in lieu of accrued but untaken holiday.

10.3 On termination of the Employment, the Executive's entitlement to accrued holiday pay shall be calculated on a pro-rata basis (which calculation shall be made on the basis that each day of paid holiday is equivalent to 1/260 of the Executive's salary). If the Executive has taken more working days' paid holiday than his accrued entitlement, the Company is authorised to deduct the appropriate amount from his final salary instalment (which deduction shall be made on the basis that each day of paid holiday is equivalent to 1/260 of the Executive's salary.

11.      OTHER BENEFITS

11.1 The Company will pay for the reasonable costs incurred by the Executive in relocating himself and his family from Tokyo to the UK.

11.2 The Company will provide accommodation in the Kensington area for the Executive and his spouse and children. The Company will pay the Executive an allowance of up to 69.5% of the taxable value of this benefit. The cost of any maintenance or repairs, if not the landlord's responsibility , will be paid for by the Company at the discretion of the Chief Executive. The company does not pay for minor repairs or improvements to the property. The Company will pay for any initial connection or installation charges for utilities, including telephones, televisions and satellite dishes. It is the Executive's responsibility to meet the cost of all oil, gas, electricity, local property taxes and water consumed in the host location. Only the cost of business telephone calls will be reimbursed.

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11.3     The Company will provide the necessary financial assistance towards the cost of education for the Executive's two children. This assistance will meet the costs of tuition and registration fees. All extras including mandatory text books, school bussing, uniforms, sports clothing, laundry, outings, deposits, etc. are paid for by the Executive. Children will be eligible for assistance for fee paying day schools from the term in which they reach their fifth birthday until completion of full-time secondary or high school education. No grants are made for further or higher (tertiary) education. The Company will pay the Executive an allowance of up to 69.5% of the taxable value of this benefit.

12.      SICKNESS AND OTHER INCAPACITY

12.1 Subject to the Executive's compliance with the Company's policy on notification and certification of periods of absence from work, the Executive will continue to be paid his full salary during any period of absence from work due to sickness, injury or other incapacity, up to a maximum of 26 weeks in aggregate in any period of 52 consecutive weeks (the RELEVANT CONSECUTIVE WEEKS). The Executive will be paid half his basic salary during any remaining period of absence due to sickness, injury or other incapacity, in the Relevant Consecutive Weeks. Such payment will be inclusive of any statutory sick pay payable in accordance with applicable legislation in force at the time of absence.

12.2 The Executive will not be paid during any period of absence from work (other than due to holiday, sickness, injury or other incapacity) without the prior permission of the Board.

12.3 The Executive agrees that he will undergo a medical examination by a doctor appointed by the Company at any time (provided that the costs of all such examinations are paid by the Company) at such time or times as the Company may require. The Company will be entitled to receive a copy of any report produced in connection with all such examinations and to discuss the contents of the report with the doctor who produced it.

13.      OTHER INTERESTS

13.1 Subject to clause 13.2, during the Employment the Executive will not (without the Board's prior written consent) be directly or indirectly engaged, concerned or interested in any other business activity, trade or occupation.

13.2 Notwithstanding clause 13.1, the Executive may hold for investment purposes an interest (as defined by Schedule 13 Companies Act 1985) of up to 5 per cent in any class of securities listed or dealt in a Recognised Investment Exchange.

14.      SHARE DEALING AND OTHER CODES OF CONDUCT

The Executive will comply with all codes of conduct adopted from time to time by the Board and with all applicable rules and regulations of the UK Listing Authority and any other relevant regulatory bodies, including the Model Code on dealings in securities.

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15.      INTELLECTUAL PROPERTY

15.1 If the Executive (whether alone or with others) shall at any time during the period of this Agreement make an invention (whether or not patentable) within the meaning of the Patents Act 1977 (as amended) (hereinafter called INVENTION) relating to or capable of being used in the business of the Company or any other Group Company he shall promptly disclose to the Company full details thereof to enable the Company to assess the Invention and to determine whether under the applicable law the Invention is the property of the Company or other Group Company.

15.2 If any Invention belongs to the Company the Executive shall consider himself as a trustee for the Company in relation to each such Invention and shall, at the request and expense of the Company, do all things necessary to vest all right, title and interest in any such Invention in the Company or its nominee absolutely as legal and beneficial owner and to secure and preserve full patent or other appropriate forms of protection therefor in any part of the world.

15.3 If an Invention does not belong to the Company, the Company shall have the right to acquire for itself or its nominee the Executive's rights therein within three (3) months after disclosure pursuant to sub-Clause 14.1 of this Clause on fair and reasonable terms to be agreed or in default of agreement within one (1) month to be acquired at a price to be determined by a single expert to be nominated in default of agreement, at the request of either the Company or the Executive, by the President for the time being of the Chartered Institute of Patent Agents or in default by the Courts.

15.4 If the Executive (whether alone or with others) shall at any time during the period of this agreement create or make any discovery, design or other work (whether registrable or not and whether or not a copyright work), which is not an Invention or made or created by the Executive and wholly unconnected with this Agreement (hereinafter called WORKS), the Executive shall forthwith disclose to the Company full details thereof and shall consider himself as a trustee for the Company in relation to all such Works. The Executive shall at the request and expense of the Company execute and do all instruments and things necessary to vest all right, title and interest in and to any such Works in the Company or its nominee absolutely as legal and beneficial owner.

15.5 In consideration of the Company entering into this Agreement the Executive hereby assigns to the Company by way of assignment of future copyright the copyright, design and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works created or made by the Executive during the Employment.

15.6 If the Executive (whether alone or with others) shall at any time during the Employment generate any idea, method of information relating to the business, finances or affairs of the Company or capable of use by the Company or any other Group Company which is not an Invention or Works (hereinafter called INFORMATION) he shall promptly disclose to the Company full details thereof and the Executive acknowledges such Information belongs to the Company.

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15.7     Rights and obligations under this clause 14 shall continue in force after the termination of the Employment (whether lawfully, unlawfully or in breach of contract) in respect of each Invention, Works and Information and shall be binding upon the representatives of the Executive.

16.      DISCIPLINARY AND GRIEVANCE PROCEDURES

16.1 There is no formal disciplinary procedure in relation to the Employment. If the Executive is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Chairman of the Board within 7 days of that decision. The Chairman's decision shall be final.

16.2 If the Executive has any grievance in relation to the Employment he may raise it in writing with the Chief Executive and thereafter, if the Executive so requests, the Chairman of the Board who will either propose a solution or refer the matter to the Board.

17.      TERMINATION

17.1     Either party may terminate the Employment in accordance with clause
2.3.

17.2 The Company may, in its sole discretion, also terminate the Employment at any time by paying a sum in lieu of notice (the PAYMENT IN LIEU) equal to 95 per cent of:

(a) the basic salary which the Executive would have been entitled to receive under this Agreement during the notice period referred to at clause 2.3 if notice had been given (or, if notice has already been given, during the remainder of the notice period) (the RELEVANT PERIOD); and

(b) the Executive's pension loss in respect of the arrangements in clause 8, which will be determined as the aggregate of:

            (i) in relation to loss of pension benefits under any Inland Revenue approved pension scheme in which the Employee participates, an amount equal to the amount certified by the actuary to the relevant scheme as being equal to the cash equivalent transfer value (calculated using actuarial methods and assumptions consistent with those specified in Actuarial Guidance Note GN11) of the additional pension benefits which the Employee would have accrued if the Employment had continued throughout the Relevant Period; and

            (ii) in relation to loss of pension benefits under any funded pension scheme not approved by the Inland Revenue in which the Executive participates, an amount equal to the contributions that would have been paid to such unapproved funded pension scheme by the Company in respect of the Executive during the Relevant Period.

         For the purposes of this sub-paragraph PENSION BENEFITS shall also include life assurance and spouse pension benefits.

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(c)      the cost to the Company of providing all the other benefits (excluding pension and bonus) that the Executive would have been entitled to receive during the Relevant Period or, if the Company in its absolute discretion decides, a sum based on an estimated cost to the Company of providing those benefits for the Relevant Period (which, if the Relevant Period is 12 months, is agreed to be 10% of the Executive's basic salary (calculated by reference to the Executive's basic salary at the date of termination)); and

(d) the average percentage of the bonus available (if any) achieved by the Executive in respect of the three complete financial years of the Company immediately preceding the financial year in which the Employment terminates, multiplied by the basic annual salary of the Executive at the date of termination of Employment. If the Employment terminates before the expiry of three complete financial years after the date on which the Employment commenced the payment shall be the higher of the target bonus or the average percentage of the bonus available (if any) achieved by the Executive in respect of the complete financial year or years immediately preceding the financial year in which the Employment terminates, multiplied by the basic annual salary of the Executive at the date of termination of Employment. Where the Relevant Period is less than one year the payment in respect of bonus under this clause 16.2(d) shall be adjusted downwards as applicable.

The Payment in Lieu shall be subject to such deductions as may be required by law and shall be made in full and final settlement of any claims the Executive may have against the Company or any Group Company arising from the Employment or the termination thereof (save any claim the Executive may have for personal injury or in respect of any accrued pension rights). Any entitlement the Executive may have under the ESOS shall be determined in accordance with the rules of the ESOS.

The Executive will not be entitled to receive any payment in addition to the Payment in Lieu in respect of any holiday entitlement that would have accrued during the period for which the Payment in Lieu is made.

The Company shall ensure that all entitlements to basic salary and benefits (under clauses 4, 7, 8, 9, and 10) that are accrued but unpaid as at the date of the termination of the Employment shall be paid to the Executive. The Company shall pay to the Executive at the same time as the Agreed Payment a bonus in respect of the Company's financial year in which the date of termination of the Employment occurs and in respect of the previous financial year (if not already paid). The bonus payable under this clause 17.2 shall be determined by the Remuneration Committee but shall not be less than the bonus for target performance in relation to the relevant financial year (or, if not yet determined, the previous financial year) pro-rated in respect of the part of the year in which the termination of the Employment occurs.

The Company will continue to provide the accommodation as set out in paragraph
11.2 during the Relevant Period.

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The Company will continue to provide the necessary financial assistance towards the cost of education as set out in paragraph 11.3 until the earlier of the end of the school year following the termination of employment and the date of leaving the school(s).

17.3 In the event of a change of control of Amersham plc occurring before the Effective Date and after the Executive has resigned from his current employment, the Executive will be entitled to receive a payment equivalent to the Payment in Lieu detailed in 17.2, subject to the following conditions:

(i) the Executive's employment with his current employer is terminated as a result of his resignation; and

(ii) the Executive is not offered an equivalent appointment on the Board of the new entity resulting from the change of control of Amersham plc.

17.4 The Company may also terminate the Employment immediately and with no liability to make any further payment to the Executive (other than in respect of amounts accrued due at the date of termination) if the Executive:

(a) commits any serious or repeated breach of any of his obligations under this Agreement or his Employment;

(b) is guilty of serious misconduct which, in the Board's reasonable opinion, has damaged or may damage the business or affairs of the Company or any other Group Company;

(c) is guilty of conduct which, in the Board's reasonable opinion, brings or is likely to bring himself, the Company or any other Group Company into disrepute;

(d) is convicted of a criminal offence (other than a road traffic offence not subject to a custodial sentence);

(e) is disqualified from acting as a director of a company by order of a competent court;

(f) is declared bankrupt or makes any arrangement with or for the benefit of his creditors or has an interim order made against him under Part VIII of the Insolvency Act 1986 or has a county court administration order made against him under the County Court Act 1984.

This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily. Any delay by the Company in exercising its rights under this clause shall not constitute a waiver of those rights.

17.5 Subject to clause 17.6 below, the Company may also terminate the Employment by giving X months' notice to the Executive if the Executive is unable

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(whether due to sickness, injury or otherwise) properly and effectively to perform his duties under this Agreement for a period or periods totalling 180 working days in any consecutive period of 12 months where X equals 12 minus the number of calendar months by which the Executive's non-performance exceeds 180 days.

17.6 The Company may terminate the Employment pursuant to clause 17.5 even when, as a result, the Executive would or may forfeit any entitlement to benefit under the permanent health insurance arrangements.

17.7 On termination of the Employment for whatever reason (and whether in breach of contract or otherwise) the Executive will:

(a) immediately deliver to the Company all books, documents, papers, computer equipment and records, computer data, credit cards, his company car together with its keys, and any other property relating to the business of or belonging to the Company or any other Group Company which is in his possession or under his control. The Executive is not entitled to retain copies or reproductions of any documents, papers or computer records relating to the business of or belonging to the Company or any other Group Company;

(b) immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office. Should the Executive fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office; and

(c) immediately pay to the Company or, as the case may be, any other Group Company all outstanding loans or other amounts due or owed to the Company or any Group Company. The Executive confirms that, should he fail to do so, the Company is to be treated as authorised to deduct from any amounts due or owed to the Executive by the Company (or any other Group Company) a sum equal to such amounts.

17.8 The Executive will not at any time after termination of the Employment represent himself as being in any way concerned with or interested in the business of, or employed by, the Company or any other Group Company.

18.      SUSPENSION AND GARDENING LEAVE

18.1 Where notice of termination has been served by either party whether in accordance with clause 2.3 or otherwise, the Company shall be under no obligation to provide work for or assign any duties to the Executive for the whole or any part of the relevant notice period and may require him:

(a)      not to attend any premises of the Company or any other Group Company;
         and/or

(b) to resign with immediate effect from any offices he holds with the Company or any other Group Company (and any related trusteeships); and/or

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(c)      to refrain from business contact with any customers, clients or
         Executives of the Company or any Group Company; and/or

(d) to take any holiday which has accrued under clause 10 during any period of suspension under this clause 18.1.

The provisions of clause 13.1 shall remain in full force and effect during any period of suspension under this clause 18.1. The Executive will also continue to be bound by duties of good faith and fidelity to the Company during any period of suspension under this clause 18.1.

Any suspension under this clause 18.1 shall be on full salary and benefits (save that the Executive shall not be entitled to earn or be paid any bonus during any period of suspension).

18.2 The Company may suspend the Executive from the Employment during any period in which the Company is carrying out a disciplinary investigation into any alleged acts or defaults of the Executive. Such suspension shall be on full salary and benefits (save that the Executive shall not be entitled to earn or be paid any bonus during any period of suspension unless the allegations prove to be unfounded).

19.      RESTRAINT ON ACTIVITIES OF EXECUTIVE AND CONFIDENTIALITY

Save insofar as such information is already in the public domain the Executive will keep secret and will not at any time (whether during the Employment or after its termination howsoever arising) use for his own or another's advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any information which the Executive knows or ought reasonably to have known to be confidential, including (without limitation) finances, results of research, scientific studies or analysis, details of training or accounting methods, new products, sales promotions, reports, papers and data concerning the business or affairs of the Company or any other Group Company or any of its or their customers or suppliers.

The restrictions in this clause shall not apply:

(a) to any disclosure or use authorised by the Board or required by law or by the Employment; or

(b) so as to prevent the Executive from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended or

(c) to prevent the Executive making a protected disclosure within the meaning of s43A of the Employment Rights Act 1996.

20.      POST-TERMINATION COVENANTS

20.1 In this clause 19 the following expressions shall have the following meanings:

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(a)      PROHIBITED AREA means England, Northern Ireland, Scotland, Wales,
         Belgium, Denmark, France, Germany, Greece, Italy, Ireland, Luxembourg, Netherlands, Portugal, Spain, Switzerland, Sweden, Norway, Canada, the United States of America, Australia, Japan and Russia;

(b) PROHIBITED BUSINESS means all or any of (a) the manufacture or supply of life science products and services for the purpose of DNA sequencing; drug development, and chromatography and electrophoresis systems for DNA synthesis; (b) the manufacture or supply of radio pharmaceutical products and services for diagnostic imaging; (c) the manufacture or supply of sealed sources for irradiation of cancer cells by implant radiotherapy; (d) the manufacture and supply of medical in vivo imaging contrast media; and (e) any other business carried on by the Company at the Termination Date and in respect of which the Executive had executive responsibilities;

(c) PROHIBITED COMPANY means (a) Boehringer Mannheim; (b) Perkin Elmer Applied Biosystems; (c) Life Technologies Inc; (d) Genstar; (e) Promega; (f) Dupont Merck; (g) Syncor; (h) Schering AG; (i) Bracco; (j) Mallinckrodt; (k) ICN; (l) Daiichi Pharmaceutical/Seiyaku; (m) Abbott;
         (n) Sonus; (o) MBI; (p) ImaRx; and (q) Theragenics; (r) Sumitomo Chemical (s) Sumitomo Pharmaceuticals and (t) any corporate body (wherever incorporated) which is engaged or about to be engaged in the Prohibited Business and of which at least 50 per cent of the equity share capital (as defined in Section 736 of the Companies Act 1985) is owned by any of the above companies (a) to (s), provided that the list of companies named in (a) - (s) above shall be as revised from time to time by the Company following consultation with, and notification to, the Executive and shall be available from the Company Secretary;

(d) RESTRICTED PERIOD means the period of 12 months immediately following the Termination Date; and

(e) TERMINATION DATE means the date on which the Employment terminates (whether lawfully, unlawfully or in breach of contract).

20.2 Since the Executive is likely to obtain during the Employment confidential information and knowledge of and influence over numerous customers of the Company and Group Companies the Executive hereby agrees with the Company (for itself and as trustee and agent for each other Group Company) that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, he will be bound by the following covenants:

(a) that he will not during the Restricted Period and within the Prohibited Area be employed by a Prohibited Company or by any other business which is or is about to be engaged in the Prohibited Business, in competition with the business of the Company or any other Group Company, being carried on by the Company or other Group Company at the Termination Date and in which the Executive was directly concerned or connected at any time during the last 12 months of the Employment provided that this restriction shall not extend to

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         any employment the performance of which could not involve the Executive in such competition;

(b) that he will not during the Restricted Period and within the Prohibited Area carry on for his own account or in partnership or for a Prohibited Company or any other person, firm or organisation (or be concerned as a director in any Prohibited Company or any other company engaged in) the Prohibited Business which is or is about to be in competition with the business of the Company or any other Group Company being carried on by the Company or other Group Company at the Termination Date and in which the Executive was concerned or connected at any time during the last 12 months of the Employment provided that this restriction shall not extend to any activity the performance of which could not involve the Executive in such competition;

(c) that he will not during the Restricted Period and within the Prohibited Area assist a Prohibited Company with technical advice in relation to the products or services manufactured or supplied by the Company or any other Group Company at any time during the last 12 months of the Employment and in respect of which the Executive had obtained confidential information at any time during the last 12 months of the Employment;

(d) that he will not during the Restricted Period and within the Prohibited Area, either on his own behalf or for any other person, firm or organisation entice or endeavour to entice away from the Company or any other Group Company any person who is employed or engaged by the Company or any Group Company as a director or in a managerial capacity and with whom the Executive had business contact during at any time during the last 12 months of the Employment;

(e) that he will not during the Restricted Period (whether on his own account or on behalf of or in conjunction with any person, firm, company or other undertaking) solicit or endeavour to solicit or entice away or endeavour to entice away from the Company or any Group Company the business of any person, firm, company or other undertaking who or which shall have been at any time during the last 12 months of the Employment a customer of the Company or any Group Company in relation to the Prohibited Business and with whom the Executive has had dealings or personal contact as part of the Employment at any time during the last 12 months of the Employment so as to harm the goodwill of the Company or any Group Company or so as to compete with the Company or any Group Company;

(f) that he will not during the Restricted Period (whether on his own account or on behalf of or in conjunction with any person, firm, company or other undertaking) have any business dealings with any person, firm, company or other undertaking who or which shall have been at any time during the last 12 months of the Employment a customer of the Company or any Group Company in relation to the Prohibited Business and with whom the Executive has had dealings or personal contact as part of the Employment during the last 12 months of the Employment so as to harm the goodwill of the Company or

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         any Group Company or so as to compete with the Company or any Group
         Company.

20.3 The period during which the restrictions referred to in clauses 20.2(a) to (f) inclusive shall apply following the Termination Date shall be reduced by the amount of time during which, if at all, the Company suspends the Executive under the provisions of clause 18.1.

21.      EXECUTIVE'S POSITION AS DIRECTOR

21.1 The Executive's duties as a director of the Company or any other Group Company are subject to the Articles of Association of the relevant company for the time being.

22.      WAIVER OF RIGHTS

22.1 If the Employment is terminated by either party and the Executive is offered re-employment by the Company (or employment with another Group Company) on terms no less favourable in all material respects than the terms of the Employment under this Agreement, the Executive shall have no claim against the Company in respect of such termination.

23.      DATA PROTECTION

23.1 The Executive consents to the Company and any Group Company processing data relating to him at any time (whether before, during or after the Employment) for the following purposes:

(a)      performing its obligations under the Agreement;

(b) the legitimate interests of the Company and any Group Company including any sickness policy, working time policy, investigating acts or defaults (or alleged or suspected acts or defaults) of the Executive, security, management forecasting or planning and negotiations with the Executive;

(c) processing in connection with any merger, sale or acquisition of a company or business in which the Company or any Group Company is involved or any transfer of any business in which the Executive performs his duties; and

(d) transferring data to countries outside the European Economic Area for the purposes of regulatory or statutory filings on behalf of the Company or any Group Company.

23.2 The Executive explicitly consents to the Company and any Group Company processing sensitive personal data (within the meaning of the Data Protection Act 1998) at any time (whether before, during or after the Employment) for the following purposes:

(a) where the sensitive personal data relates to the Executive's health, any processing in connection with the operation of the Company's (or any Group

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         Company's) sickness policy or any relevant pension scheme or monitoring absence;

(b) where the sensitive personal data relates to an offence committed, or allegedly committed, by the Executive or any related proceedings, processing for the purpose of the Company's or any Group Company's disciplinary purposes;

(c) for all sensitive personal data, any processing in connection with any merger, sale or acquisition of a company or business in which the Company or any Group Company is involved or any transfer of any business in which the Executive performs his duties; and

(d) for all sensitive personal data, any processing in the legitimate interests of the Company or any Group Company.

24.      EMAIL AND INTERNET USE

The Executive agrees to be bound by and to comply with the terms of the Company's email and internet policy as amended from time to time.

25.      CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

26.      MISCELLANEOUS

26.1 This Agreement, together with any other documents referred to in this Agreement, constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between the Company and the Executive (other than those expressly referred to herein). The Executive acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of the Executive's contract of employment.

26.2 The Executive represents and warrants to the Company that he will not by reason of entering into the Employment, or by performing any duties under this Agreement, be in breach of any terms of employment with a third party whether express or implied or of any other obligation binding on him.

26.3 Any notice to be given under this Agreement to the Executive may be served by being handed to him personally or by being sent by recorded delivery first class post to him at his usual or last known address; and any notice to be given to the Company may be served by being left at or by being sent by recorded delivery first class post to its registered office for the time being. Any notice served by post shall be deemed to have been served on the day (excluding Sundays and statutory holidays) next following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was properly addressed and posted as a prepaid letter by recorded delivery first class post.

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26.4     Any reference in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof.

26.5 This Agreement is governed by, and shall be construed in accordance with, the laws of England.

SIGNED as a DEED and                )
DELIVERED by the                    )
EXECUTIVE in the presence of:       )

SIGNED for and on behalf of         )
AMERSHAM PLC:

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